BlackRock Funds II: BlackRock Secured Credit Portfolio
(the "Fund")

77D(g)
Policies with respect to security investments

On April 10, 2012, the Board of Trustees (the "Board") of
Black Funds II approved certain changes to the Fund. In particular, the Board approved a change in the name of the Fund from "BlackRock Multi-Sector Bond Fund" to
"BlackRock Secured Credit Portfolio," changes to the
Fund's investment objective, and certain changes to the Fund's principal investment strategies. The changes to the Fund's name, investment objective and strategies became effective on July 2, 2012.

As a result of these changes, the Fund no longer concentrates its investments in bonds of any duration or maturity and will not limit its investments in high yield bonds to 35% of the Fund's assets or maintain a portfolio average credit quality that is above investment grade.
Instead, the Fund will concentrate its investments in secured instruments, including bank loans and bonds, and may invest in instruments of any credit quality without limitation, including instruments rated below investment grade (below the fourth highest rating of the major rating agencies).

The Fund previously had an investment objective "to seek to maximize total return, consistent with income generation and prudent investment management." The investment objective is now "to seek to provide high current income, with a secondary objective of long-term capital appreciation."

The Fund previously had a policy of investing, under normal circumstances, at least 80% of its assets in bonds of any duration or maturity. Under its new investment strategies, the Fund will seek to achieve its investment objective by normally investing at least 80% of its assets in secured instruments, including bank loans and bonds, issued primarily, but not exclusively, by below investment grade (below the fourth highest rating of the major credit agencies) issuers. As a part of its new investment strategies, the Fund may invest in instruments of any credit quality without limitation, including instruments rated below investment grade. The Fund's investments in any floating rate and fixed income securities may be of any duration or maturity. Unlike under the Fund's previous investment strategies, which limited the Fund's investments in high yield bonds to 35% of its assets and required it to maintain a portfolio average credit quality that is above investment grade, the Fund anticipates that, under the new investment strategies and current market conditions, substantially all of its portfolio will consist of instruments rated below investment grade, which are commonly referred to as "junk bonds." In addition, the new investment strategies permit the Fund to invest in companies whose financial condition is uncertain, where the borrower has defaulted in the payment of interest or principal or in the performance of its covenants or agreements, or that may be involved in bankruptcy proceedings, reorganizations or financial restructurings. As a result, the Fund's portfolio under its new investment strategies will be subject to higher risk than the Fund's portfolio under its current strategy.

The previous investment strategies of the Fund permitted the Fund to invest up to 20% of its assets in emerging-markets debt securities and up to 30% of its assets in non-dollar denominated bonds of issuers located outside of the United States. Under its new investments strategies, the Fund may invest in securities of foreign issuers, including issuers located in emerging markets, without limitation. The new investment strategies also permit the Fund to invest up to 20% of its assets in corporate bonds, commercial and residential mortgage-backed securities, mezzanine investments, CBOs, CDOs, CMOs, asset-backed securities, convertible bonds, U.S.
Government mortgage-related securities, U.S. Treasuries and agency securities, preferred securities, and equity securities or derivatives tied to the performance of these securities. Under its new investment strategies, the Fund may invest in floating rate securities of any duration and maturity. In addition, as is the case under its previous investment strategies, under its new investment strategies the Fund may invest in fixed income securities of any duration and maturity and may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.

The new investment strategies also permit the Fund to gain exposure to secured instruments indirectly through investment in the BlackRock Floating Rate Income
Portfolio. The Floating Rate Income Portfolio normally invests at least 80% of its assets in floating rate investments and investments that are the economic equivalent of floating rate investments, which effectively enables the Floating Rate Income Portfolio to achieve a floating rate of income. These investments may include but are not limited to, any combination of the following securities: (i) senior secured floating rate loans or debt; (ii) second lien or other subordinated or unsecured floating rate loans or debt; and (iii) fixed-rate loans or debt with respect to which the Floating
Rate Income Portfolio has entered into derivative instruments to effectively convert the fixed-rate interest payments into floating rate interest payments.